Exhibit 14.1

HOME SCHOOL HOLDINGS, INC.

Code of Conduct and Ethics

The staff members and directors of Home School Holdings, Inc., (the “Company”) have held themselves to the highest business and ethical standards in their dealings with each other, clients, vendors, competitors, and shareholders. Those standards are values we hold dear, and they have guided our work over the years.

We believe that only the highest standard of business and ethical conduct is appropriate. Dealing fairly, keeping client confidences, and avoiding conflicts of interest are paramount values in our relationships with our clients and our success as a company.

With these values in mind, the staff members and directors of the Company shall always:

•	Avoid conflicts and the appearance of conflicts of interest. Our private interests and personal positions shall not interfere with the best interests of our clients or of the Company.

•	Not use corporate opportunities or property inappropriately or for personal benefit or gain.

•	To the extent permitted by law, maintain the confidentiality of nonpublic information in our possession, and not use this information for personal gain.

•	Deal appropriately with our staff members, our clients, vendors, competitors, and shareholders.

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Adhere to all applicable laws, rules, and regulations in all markets and business endeavors. This includes full, fair, accurate, timely, and understandable disclosure in documents we file with the SEC and in our other public communications.

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Encourage staff members to be vigilant and to report any illegal or unethical behavior they observe. Prompt and anonymous reporting of violations of this Code can be made to the General Counsel or Chief Compliance Officer of the Company. Any waivers of the code for executive officers and directors may be made only by the board or a board committee and must be promptly disclosed to shareholders.

•	Live by this Code in order to help our clients succeed.